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18006906

...M X-17A-5
PART III

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| SEC FILE NUMBER |
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| 8-17737 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hazlett, Burt & Watson, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Chapline Street
(No. and Street)

Wheeling (City) WV (State) 26003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy M. Bidwell (304) 233-3312
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(*Name – if individual, state last, first, middle name*)

One James Center, 901 E Cary St., Ste 1000 (Address) Richmond (City) VA (State) 23219 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 13 2018
DIVISION OF TRADING & MARKETS

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Timothy M. Bidwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hazlett, Burt & Watson, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
MICHELLE L THEISS
1300 Chapline Street, Wheeling, WV 26003
My Commission Expires August 1, 2021

Signature

Executive Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

FINANCIAL STATEMENTS
December 31, 2017 and 2016

CONTENTS

DHG
DIXON HUGHES GOODMAN LLP

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Hazlett, Burt & Watson, Inc.

***Opinion on the Financial Statements***

We have audited the accompanying statements of financial condition of Hazlett, Burt & Watson, Inc. (a West Virginia Corporation) as of December 31, 2017 and 2016, the related statements of operations, changes in shareholder equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hazlett, Burt & Watson, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of Hazlett, Burt & Watson, Inc.'s management. Our responsibility is to express an opinion on Hazlett, Burt & Watson, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hazlett, Burt & Watson, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

***Supplemental Information***

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of Hazlett, Burt & Watson, Inc.'s financial statements. The supplemental information is the responsibility of Hazlett, Burt & Watson, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Dixon Hughes Goodman LLP*

We have served as Hazlett, Burt & Watson, Inc.'s auditor since 2013.

Richmond, Virginia
February 26, 2018

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016

| | 2017 | 2016 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents due from financial institutions | $ 415,927 | $ 417,587 |
| Cash in money market fund | 235,503 | 2,188,258 |
| Total cash and cash equivalents | 651,430 | 2,605,845 |
| Deposits with clearing organizations | 80,000 | 80,000 |
| Due from clearing firm | 70,203 | 74,472 |
| Firm trading account, at fair value | - | 80,489 |
| Firm investment account: | | |
| Marketable, at fair value | - | 1,954,700 |
| Not readily marketable, at estimated fair value | - | 18 |
| Receivable from officers and employees | 60,000 | 80,000 |
| Due from affiliates | 5,929 | 10,116 |
| Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $504,023 and $462,602, respectively | 84,132 | 97,414 |
| Real estate and improvements at cost, less less accumulated depreciation of $228,494 and $209,023, respectively | 238,985 | 235,436 |
| Advisory fee receivable | 1,660,061 | 1,483,406 |
| Other assets | 100,414 | 101,173 |
| | $ 2,951,154 | $ 6,803,069 |
| **LIABILITIES** | | |
| Accounts payable and accrued liabilities | $ 1,645,729 | $ 1,782,271 |
| **SHAREHOLDER EQUITY** | | |
| Capital stock, $1.6667 par value, 250,000 shares authorized: | | |
| 205,500 shares issued; 203,500 shares outstanding | 339,173 | 339,173 |
| Less – Treasury stock, 2,000 shares at cost | (3,333) | (3,333) |
| Capital in excess of par value | 400,754 | 400,754 |
| Retained earnings | 568,831 | 4,284,204 |
| | 1,305,425 | 5,020,798 |
| | $ 2,951,154 | $ 6,803,069 |

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2017 and 2016

| | | 2017 | | 2016 |
|---|---|---|---|---|
| **REVENUES** | | | | |
| Commissions on security transactions | $ | 1,292,338 | $ | 1,107,028 |
| Investment advisory revenues | | 6,684,815 | | 5,967,655 |
| Realized gains on firm trading and investments, net | | 45,818 | | 141,105 |
| Unrealized gain / (loss) on firm trading & investments, net | | (24) | | 365,445 |
| Insurance and annuities | | 378,855 | | 251,097 |
| Interest and dividends | | 36,016 | | 52,039 |
| Miscellaneous fees and other income | | 831,578 | | 735,509 |
| | | 9,269,396 | | 8,619,878 |
| **EXPENSES** | | | | |
| Employee compensation and benefits | | 2,801,781 | | 2,461,553 |
| Commissions | | 3,685,967 | | 3,316,920 |
| Communications and data processing | | 272,762 | | 268,572 |
| Interest | | 1,139 | | 879 |
| Rent and maintenance | | 262,847 | | 254,214 |
| Depreciation | | 60,892 | | 58,798 |
| Clearing and execution charges | | 222,476 | | 199,214 |
| General, administrative and other expenses | | 511,905 | | 489,416 |
| | | 7,819,769 | | 7,049,566 |
| Net Income | $ | 1,449,627 | $ | 1,570,312 |
| Earnings per share based upon net income | $ | 7.12 | $ | 7.72 |

See accompanying notes to financial statements.

# HAZLETT, BURT & WATSON, INC.
## STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY
### Years ended December 31, 2017 and 2016

| | Capital Stock | | Treasury Stock | | Capital in Excess of | Retained | |
|---|---|---|---|---|---|---|---|
| | Shares | Dollars | Shares | Dollars | Par Value | Earnings | Total |
| **Balance at January 1, 2016** | 203,500 | $ 339,173 | 2,000 | $ (3,333) | $ 400,754 | $ 3,663,892 | $ 4,400,486 |
| Net Income | | | | | | 1,570,312 | 1,570,312 |
| Distributions to shareholder | | | | | | (950,000) | (950,000) |
| **Balance at December 31, 2016** | 203,500 | 339,173 | 2,000 | (3,333) | 400,754 | 4,284,204 | 5,020,798 |
| Net Income | | | | | | 1,449,627 | 1,449,627 |
| Distributions to shareholder | | | | | | (5,165,000) | (5,165,000) |
| **Balance at December 31, 2017** | 203,500 | $ 339,173 | 2,000 | $ (3,333) | $ 400,754 | $ 568,831 | $ 1,305,425 |

**See accompanying notes to financial statements.**

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2017 and 2016

| | 2017 | 2016 |
|---|---|---|
| | $ | $ |
| **Cash flows from operating activities** | | |
| Net Income | 1,449,627 | 1,570,312 |
| Depreciation | 60,892 | 58,798 |
| Change in assets and liabilities | | |
| Due from clearing organizations | 4,269 | (8,781) |
| Due from affiliates | 4,187 | (4,623) |
| Trading securities | 80,489 | 277,486 |
| Investment securities, net | 1,954,718 | (330,060) |
| Receivable from officers and employees | 20,000 | 40,000 |
| Advisory fees receivable | (176,655) | (114,753) |
| Other assets | 759 | (8,841) |
| Accounts payable and accrued liabilities | (136,542) | 172,616 |
| Net cash provided by operating activities | 3,261,744 | 1,652,154 |
| **Cash flows from investing activities** | | |
| Capital expenditures | (51,159) | (72,291) |
| Net cash used by investing activities | (51,159) | (72,291) |
| **Cash flows from financing activities** | | |
| Cash distributions to shareholder | (5,165,000) | (950,000) |
| Net cash used by financing activities | (5,165,000) | (950,000) |
| Net (decrease) increase in cash and cash equivalents | (1,954,415) | 629,863 |
| Cash and cash equivalents at beginning of year | 2,605,845 | 1,975,982 |
| Cash and cash equivalents at end of year | $ 651,430 | $ 2,605,845 |

See accompanying notes to financial statements.

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Hazlett, Burt & Watson, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In May 2006, the Company formed Security Capital Management ("SCM"). This division of the Company is registered with the SEC as an Investment Advisor. SCM provides investment management services under an investment advisor model. The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

The Company is a fully-disclosed introducing broker. The Company has contracted with National Financial Services ("NFS") to execute and clear all customer trades, as well as for the purpose of carrying the securities positions of the customers, along with any corresponding margin balances. Per the agreement with NFS, the Company does not reflect any receivables or liabilities for customer accounts in its financial statements.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Cash and cash equivalents</u>: Cash and cash equivalents include cash and deposits due from financial institutions with maturities fewer than 90 days and money market mutual funds.

<u>Security transaction accounting</u>: Firm securities transactions affected in the firm investment account are recorded on a trade date basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related commission revenue and expense are recorded on a trade date basis as well.

<u>Firm trading and investment accounts</u>: Firm trading and investment accounts are recorded at fair value. Changes in fair value on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

<u>Investment advisory revenues</u>: Investments advisory revenues are recorded on an accrual basis. These fees are based on the account value as of the end of each quarter.

<u>Insurance and annuity revenues:</u> Insurance and annuity policies are considered final when processed and approved by the issuer. The revenue recognition on these products occurs upon approval by the issuer.

<u>Depreciation</u>: Depreciation on real estate and improvements, furniture, leasehold improvements and equipment is provided using various methods over their estimated useful lives of five to thirty-nine years. Leasehold improvements are depreciated over their estimated useful lives or the lease term, whichever is shorter.

<u>Income tax</u>: The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder, HB&W, Inc.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2017.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is subject to income tax of the state of West Virginia. The Company recognizes interest and/or penalties related to income tax matters in General, administrative and other expenses.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events: The company evaluated the effect subsequent events would have on the financial statements through February 26, 2018, which is the date the financial statements were issued.

New Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*. ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting year, with earlier adoption permitted for reporting periods beginning after December 15, 2016. ASU 2014-09 may be applied using either a full retrospective approach, under which all years included in the financial statements will be presented under the revised guidance, or a modified retrospective approach, under which financial statements will be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities would recognize a cumulative catch-up adjustment to the opening balance of retained earnings at the effective date for contracts that still require performance by the entity, and disclose all line items in the year of adoption as if they were prepared under the old revenue guidance. The Company has adopted the ASU as of January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-2 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after the date of initial application, with an option to elect to use certain transaction relief. The Company is currently assessing the impact that the adoption of ASU 2016-02 will have on its financial statements.

## NOTE 3 – EARNINGS PER SHARE

Earnings per share are calculated based upon the weighted average number of shares issued and outstanding during 2017 and 2016. The weighted average number of shares for the years ended 2017 and 2016 were 203,500.

## NOTE 4 – LEASE COMMITMENTS

The Company leases office facilities and equipment under noncancelable leases which expire at different dates from 2018 through 2021. Certain existing leases contain renewal options. Rental expense charged to operations for the year ended December 31, 2017 and 2016 were $84,703 and $82,166 respectively. Minimal lease payments under these operating leases are as follows:

| | |
|---|---|
| 2018 | $ 84,329 |
| 2019 | 73,468 |
| 2020 | 74,014 |
| 2021 | 38,390 |
| | $ 270,201 |

## NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At December 31, 2017, the Company had net capital of $786,252, which was $536,252 in excess of its required minimum net capital of $250,000. At December 31, 2016, the Company had net capital of $4,040,804, which was $3,790,804 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 209.3% and 44.1% at December 31, 2017 and 2016, respectively.

## NOTE 6 – EMPLOYEE BENEFITS

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution expensed for 2017 was $127,750 and $119,573 for 2016, and is included in the Company's total contribution. The Company's total related expense was $363,348 for 2017 and $271,642 for 2016.

## NOTE 7 – SHORT-TERM BORROWINGS

The Company maintains a credit facility with WesBanco Bank. The facility permits the Company to borrow amounts up to $200,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to a minimum of 4% at December 31, 2017. This credit facility expires on April 30, 2019. There were no borrowings outstanding on this credit facility at December 31, 2017 and 2016.

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $75,000 at December 31, 2017 and 2016, as well as all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreements. The accounts bear interest at a rate of 6.00% percent at December 31, 2017. Interest expense related to these accounts was $0 and $0 for the years ended December 31, 2017 and 2016. The Company had no short term borrowings outstanding under these agreements at December 31, 2017 and 2016.

(Continued)

## NOTE 8 – FIRM TRADING AND INVESTMENT ACCOUNTS

The statements of financial condition reflect the fair value of marketable securities and not readily marketable securities in the firm trading and investment accounts. The related amortized cost and fair value are as follows as of December 31:

| | 2016 | |
|---|---|---|
| | Firm Trading | Investment |
| **Amortized cost:** | | |
| Certificate of deposits | $ 54,000 | $ - |
| State and municipal debt | 23,912 | - |
| Equities | - | 441,146 |
| Mutual funds | 3,042 | - |
| **Total amortized cost:** | 80,954 | 441,146 |
| **Fair value:** | | |
| Certificate of deposits | 54,019 | - |
| State and municipal debt | 23,457 | - |
| Equities | - | 1,954,700 |
| Mutual funds | 3,013 | - |
| **Total fair value** | 80,489 | 1,954,700 |
| **Unrealized gains (losses)** | $ (465) | $ 1,513,554 |

## NOTE 9 - FAIR VALUE

Fair Value Measurements (ASC 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

**Level 1**: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

**Level 2**: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

**NOTE 9 - FAIR VALUE** (Continued)

**Level 3**: Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

There have been no changes in the methodologies used at December 31, 2017 and 2016.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31.

**Fair Value Measurements on a Recurring Basis**
**As of December 31, 2016**

| | Level 1 | Level 2 | Level 3 | Fair Value |
|---|---|---|---|---|
| **Firm trading account** | | | | |
| Certificate of Deposits | $ 54,019 | $ - | $ - | $ 54,019 |
| State and municipal bonds | - | 23,457 | - | 23,457 |
| Mutual funds | 3,013 | - | - | 3,013 |
| | $ 57,032 | $ 23,457 | $ - | $ 80,489 |
| **Firm investment account:** | | | | |
| Equities: | | | | |
| Equities and derivatives | | | | |
| Exchange companies | 846,300 | - | - | 846,300 |
| Financial services sector | 1,108,400 | - | - | 1,108,400 |
| Other | - | - | 18 | 18 |
| | $ 1,954,700 | $ - | $ 18 | $ 1,954,718 |

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31:

| | Nonmarketable equity securities 2017 | Nonmarketable equity securities 2016 |
|---|---|---|
| Balance of recurring Level 3 assets at January 1 | $ 18 | $ 3 |
| Total gains or losses (realized/unrealized): | | |
| Included in earnings – realized | 1 | (1) |
| Included in earnings – unrealized | (24) | 15 |
| Purchase and Sale of Level 3 assets (net) | 5 | 1 |
| Balance of recurring Level 3 assets at December 31 | $ - | $ 18 |

## NOTE 9 - FAIR VALUE (Continued)

The table below summarizes changes in unrealized gains and losses recorded in earnings for the year ended December 31 for Level 3 assets and liabilities that are still held at December 31.

| | Changes in Unrealized Gains/Losses Relating to Assets Still Held at Reporting Date for the Year Ended December 31 | |
|---|---|---|
| | 2017 | 2016 |
| Other changes in fair value | $ (24) | $ 15 |
| Total | $ (24) | $ 15 |

## NOTE 10 – RELATED PARTY TRANSACTIONS

During 1999, a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Company. Security National Trust Company is a national non-depository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Company are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. advances funds to HB&W, Inc. as needed on an interest free basis. This amount is payable on demand. As of December 31, 2017 and 2016, Hazlett, Burt & Watson, Inc. is owed $0 and $0 from HB&W, Inc.

In addition, Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services, under a support services agreement, at cost, and leases office space to Security National Trust Company in the Wheeling, West Virginia office. The terms of the lease required Security National Trust Company to pay $33,900 per year for the period January 1, 2017 through December 31, 2017. As of December 31, 2017 and 2016, Hazlett, Burt & Watson, Inc. is owed $5,929 and $10,116 from Security National Trust Company. During the years ended December 31, 2017 and 2016 the company paid, and was reimbursed, $928,385 and $844,290, respectively, of expenses under this agreement.

Security National Trust Company acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Company charges the standard and customary fees for providing these services. During 2017, the Company paid Security $28,380 for these services, and $26,472 in 2016.

As of December 31, 2017, Hazlett, Burt & Watson, Inc. reflects $4,038 in accounts payable and accrued liabilities that are payable to Security National Trust Company.

Security National Trust Company maintained a line of credit at Hazlett, Burt & Watson, Inc. in the amount of $500,000. As of December 31, 2017 and 2016, Security National Trust Company had not drawn on the available credit. This line of credit is unsecured, is payable on demand and carries an interest rate of prime less 1%.

## NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The clearing and depository operations for the Company's securities transactions are performed by its clearing firm pursuant to a clearance agreement. At December 31, 2017 and 2016, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are held by the clearing firm, who is the custodian. The clearing firm is a member of a nationally recognized exchange. Included on the balance sheet at December 31, 2017 and 2016, the Company has $235,503 and $2,188,258 included in cash and cash equivalents; $75,000 and $75,000 included in deposits with clearing organizations; and $70,203 and $74,472 as a receivable from clearing firm. The Company consistently monitors the credit worthiness of the clearing firm to mitigate the Company's exposure to credit risk.

The Company currently maintains operations in Wheeling and Vienna, West Virginia, Barnesville, Ohio and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the normal course of its business, the Company is contingently liable to its clearing brokers/dealers for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

## NOTE 12 – DEPOSITS WITH CLEARING ORGANIZATIONS

Included in the statements of financial condition in the line titled, "Deposits with Clearing Organizations" are deposits with clearing organizations in the amount of $80,000, consisting of $80,000 in cash as of December 31, 2017 and $80,000, consisting of $80,000 in cash as of December 31, 2016.

## NOTE 13 – RISKS AND UNCERTAINTIES

The Company may have significant investments in various securities. Investments in these securities may be exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

## HAZLETT, BURT & WATSON, INC.
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
### As of December 31, 2017

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| TOTAL SHAREHOLDER'S EQUITY | $ | 1,305,425 |
| DEDUCTIONS AND/OR CHARGES | | |
| Non-allowable assets: | | |
| Receivables from non-customers | | 5,000 |
| Investment in and receivable from affiliate | | 5,929 |
| Furniture, equipment, leasehold improvements, and real estate | | 323,118 |
| Prepaid expenses and other assets | | 160,413 |
| Other deductions and/or charges | | 20,055 |
| Total non-allowable assets | | 514,515 |
| Net capital before haircuts on security positions | | 790,910 |
| HAIRCUTS ON SECURITIES | | |
| Trading and investment securities: | | |
| Money market and cash equivalents | | 4,658 |
| Total haircuts | | 4,658 |
| NET CAPITAL | $ | 786,252 |
| **AGGREGATE INDEBTEDNESS** | | |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| Accounts payable and accrued expenses | $ | 1,645,729 |
| Total aggregate indebtedness | $ | 1,645,729 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE Indebtedness or $250,000 minimum) | $ | 250,000 |
| EXCESS NET CAPITAL | $ | 536,252 |
| EXCESS NET CAPITAL OF 1000% (net capital in excess of 120% of minimum net capital required) | $ | 486,252 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 209.31% |

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2017.

# HAZLETT, BURT & WATSON, INC
# STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
# As of December 31, 2017

**Hazlett, Burt & Watson, Inc. is exempt under Rule 15c3-3-k(2)(ii) from the requirement to make computations for the determination of reserve requirements for the exclusive benefit of customers.**

# Hazlett, Burt & Watson, Inc.

Hazlett, Burt & Watson, Inc. Member FINRA, SIPC

*Serving the Individual and Institutional Investor for Over 130 Years*

1300 Chapline Street
Wheeling, WV 26003
(304) 233-3312 ✱ (800) 537-8985
Fax: (304) 233-3870
www.hazlettburt.com

*Wealth Management for Today's Investors*

SECURITY CAPITAL MANAGEMENT


**Hazlett, Burt & Watson, Inc. Exemption Report**
**As of December 31, 2017**

**Hazlett, Burt & Watson, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealer"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:**

**The Company claimed and exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(ii):**

> **The Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4**

**Further, the Company met the identified exemption provisions throughout the most recent year from January 1, 2017 through December 31, 2017 without exception.**

**Hazlett, Burt & Watson, Inc.**

**I, Timothy M. Bidwell, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.**

**By:** ______________________

**Title:** **Executive Vice President**

**February 22, 2018**

DHG

DIXON HUGHES GOODMAN LLP

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Hazlett, Burt & Watson, Inc.

We have reviewed management's statements, included in the accompanying Hazlett, Burt & Watson, Inc. Exemption Report as of December 31, 2017, in which (1) Hazlett, Burt & Watson, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hazlett, Burt & Watson, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Hazlett, Burt & Watson, Inc. stated that Hazlett, Burt & Watson, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hazlett, Burt & Watson, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hazlett, Burt & Watson, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 26, 2018

DHG
DIXON HUGHES GOODMAN LLP

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Hazlett, Burt & Watson, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Hazlett, Burt & Watson, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Hazlett, Burt & Watson, Inc. for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Hazlett, Burt & Watson, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hazlett, Burt & Watson, Inc.'s management is responsible for Hazlett, Burt & Watson, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Dixon Hughes Goodman LLP*

Richmond, Virginia
February 26, 2018

SIPC-7 (35-REV 6/17)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*****1624*******************MIXED AADC 220
17737 FINRA DEC
HAZLETT BURT & WATSON INC
1300 CHAPLINE ST
WHEELING, WV 26003-3348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 12,070

B. Less payment made with SIPC-6 filed (exclude interest) ( 5,572 )

07-25-2017
Date Paid

C. Less prior overpayment applied ( — )

D. Assessment balance due or (overpayment) 6,498

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,498

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,498

H. Overpayment carried forward $( — )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hazlett Burt & Watson Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6th day of February, 20 18.

Exec. V.P. & CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

| em No. | Eliminate cents |
|---|---|
| . Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 9,369,396 |
| . Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | — |
| (2) Net loss from principal transactions in securities in trading accounts. | 24 |
| (3) Net loss from principal transactions in commodities in trading accounts. | — |
| (4) Interest and dividend expense deducted in determining item 2a. | — |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | — |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | — |
| (7) Net loss from securities in investment accounts. | 101,150 |
| Total additions | 101,174 |
| . Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 962,233 |
| (2) Revenues from commodity transactions. | — |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 317,213 |
| (4) Reimbursements for postage in connection with proxy solicitation. | — |
| (5) Net gain from securities in investment accounts. | 58,992 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 8,526 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | — |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Real Estate Rental Income (Deductions in excess of $100,000 require documentation) | 33,900 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,139 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 42,873 | |
| Enter the greater of line (i) or (ii) | 42,873 |
| Total deductions | 1,423,737 |
| SIPC Net Operating Revenues | $ 8,046,833 |
| General Assessment @ .0015 | $ 12,070 |
| | (to page 1, line 2.A.) |